                                                                                                                                                                                                                    OTCBB: MRDDF

                                                                                                                                                        TSX-V: MAD

                                                                                                                                                                                        FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD INTERSECTS HIGH-GRADE GOLD

MINERALIZATION AT RED CANYON

Vancouver, BC, Canada – January 26, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) reports results from a three hole, 1,137 ft (346.6 m) core drilling program at Red Canyon, a sediment-hosted gold project in Eureka County, Nevada. Miranda’s exploration funding partner, Montezuma Mines Inc. (“Montezuma”), a wholly owned subsidiary of CMQ Resources Inc., is the first company to test the project with core drilling in over two decades of historical exploration.

Drill holes MR09-05C and MR09-06C were designed to follow-up known gold mineralization at Red Canyon’s Ice prospect and as such are not new discovery holes.  MR09-05C intersected 119 ft of 0.152 oz Au/t (36.28 m of 5.25 g Au/t). This result verified the results in KR-001, a reverse circulation hole which intersected 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0 m of 4.012 g Au/t from 6.1 to 35.1 m), but with 30% higher grade and 25% greater thickness. MR09-06C intersected 60 ft of 0.10 oz Au/t (18.29 m of 3.43 g Au/t).  MR09-04C had no significant assays.  All drill results are summarized below and are based on a 0.010 oz Au/t (0.343 g Au/t) cutoff and represent drill indicated thicknesses.

MR09-05C (Vertical)
Interval (ft)	Length (ft)	Grade (oz Au/t)	Length (m)	Grade (g Au/t)
0-130*	119	0.152	36.28	5.25
Including
0-42	42	0.102	12.81	3.50
42-49	No sample
49-52	3	0.101	0.91	3.46
52-56	No sample
56-95	39	0.281	11.89	9.64
95-130	35	0.074	10.67	2.54
*11 ft (3.35 m) of no core recovery

MR09-06C (Azimuth 315º, angle -70º)
Interval (ft)	Length (ft)	Grade (oz Au/t)	Length (m)	Grade (g Au/t)
0-60	60	0.100	18.29	3.43
Including
0-28.5	28.5	0.126	8.70	4.32
45-55	10	0.192	3.05	6.58

Permitting Update

To date, Montezuma’s drilling has been permitted through a Notice of Intent (NOI) with the Bureau of Land Management.  The NOI limits surface disturbance to a maximum of 5 acres (2 hectares).  Currently, Montezuma and Miranda geologists recognize eight unique target areas that require multiple phases of drilling.  To test these targets, Montezuma has initiated the permitting process for an Exploration Plan of Operations (POO).  When complete, the POO will allow for more than 5 acres (2 hectares) of surface disturbance and increased flexibility in drill testing a variety of targets across the property.

Technical Discussion

Drill holes MR09-05C and MR09-06C were drilled to depths of 151 ft (46.0 m) and 178 ft (54.3 m) respectively and ended in un-mineralized Lone Mountain dolomite.  Both MR09-05C and MR09-06C were collared immediately adjacent to KR-001..  These holes were designed to verify historic drill assays of KR-001 and provide direct observation of alteration, structure and lithologic patterns in the gold-bearing host rocks.  Assays and geologic logs are available for KR-001, but no drill cuttings were preserved.

A third hole, MR09-04C, was drilled 1,445 ft (440 m) east of KR-001 to a depth of 808 ft (246.3 m) to test the McColley Canyon Formation, a favorable host rock in the area, beneath a gold and arsenic soil anomaly.

Core samples from MR09-05C and MR09-06C indicate strongly decalcified and clay-altered limestone is associated with the gold alteration. As previous drilling targeted areas with strong silica alteration, this information will be valuable in effectively determining the location of future drill holes. Exploration potential at Ice remains open in two directions: to the southeast for 7,600 ft (2,320 m) along the axis of a plunging syncline; and to the northeast along 3,600 ft (1,100 m) of strike.

Drill samples were collected with a diamond core drill. Half of the core was shipped to the laboratory for analysis on five-foot (1.5 m) intervals, but in some instances sample intervals were based on geologic contacts. All samples were sent to ALS Chemex Laboratories, Inc. of Reno, Nevada for sample preparation and analysis.  Gold results were determined using standard fire assay techniques on 30-gram sample pulps with an atomic absorption finish. Montezuma QC/QA included the insertion of standards and blanks on a regular basis, and check assays on select samples.  Check assays were performed by SGS Mineral Services in Toronto, Ontario.

The Red Canyon project is made up of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes oxidized, decalcified and silicified lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit.

For more detailed information on the Red Canyon project please visit the property page at http://www.mirandagold.com/s/RedCanyon.asp.

To view the video version of this release go to http://www.youtube.com/watch?v=4qbYh_FjpaQ.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.